

Mail Stop 3561

October 30, 2017

Via E-mail
Augustus C. Griffin
Chief Executive Officer
MGP Ingredients, Inc.
100 Commercial Street, Box 130
Atchison, KS 66002

> **Re:** **MGP Ingredients, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 8, 2017**
> **File No. 000-17196**

Dear Mr. Griffin:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Signatures, page 84

1. Please revise to identify and include the signature of your principal accounting officer or controller. Additionally, please have at least the majority of your board of directors sign the Form 10-K. See Form 10-K, General Instruction D(2)(a).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: T.J. Lynn
        General Counsel